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July 13, 2021

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:            Ken Ellington and Anu Dubey, Division of Investment Management

Re:	Virtus Funds Shareholder Reports

Dear Mr. Ellington and Ms. Dubey:

Thank you for the additional comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) conveyed by you via telephone on June 24, 2021, regarding the shareholder reports on Form N-CSR for Virtus Opportunities Trust (File Nos. 033-65137 and 811-07455), Virtus Global Multi-Sector Income Fund (File Nos. 333-176761 and 811-22608) and Virtus Total Return Fund Inc. (File Nos. 333-169516 and 811-05620) (such entities with their series, if any, collectively, “Funds”), covering their respective years ended September 30, 2018, through December 31, 2020. Below, we provide responses to such comments, as requested.

Comment 1.           In reference to your prior response to Comment 10 regarding Virtus Newfleet Low Duration Core Plus Bond Fund, the Staff does not believe it is appropriate to divide up RMBS based on the credit quality of the loan, which your prior response appears to indicate that you do, other than for SFRs and non-QM categories. The Staff also believes SFRs and non-QM categories are part of the RMBS industry because SFRs are structured as securitization backed by pools of houses in the same way as MBS and subject to similar risks, and non-QMs appear to be similar to RMBS other than identity of the lender. Therefore, the Fund appears to be concentrating in RMBS. Please either (1) propose to shareholders a revision to the Fund’s concentration policy so that it concentrates in RMBS or (2) represent to the Staff that the Fund will reduce the amount of its assets in RMBS to below 25% and then treat RMBS as an industry for purposes of its concentration policy.

Response 1. Although we continue to believe our categorizations of RMBS were appropriate, the Fund will reduce the amount of its assets in RMBS to below 25% and treat RMBS as an industry for purposes of its concentration policy.

Comment 2.           In reference to your prior response to Comment 12, please advise the Staff what percentage of the assets of Virtus Global Multi-Sector Income Fund (“VGI”) and Virtus Total Return Fund Inc. (“ZTR”) as of a recent date were invested in instruments where the interest is based on LIBOR, and what percentage of those assets will mature before June 30, 2023.

Response 2. As of May 28, 2021, 17.31% of VGI’s portfolio and 21.72% of ZTR’s fixed income portfolio, which amounts to approximately 8.69% of ZTR’s total portfolio, were invested in instruments where the interest is based on LIBOR, and approximately 0.57% for VGI and 0.36% for ZTR will mature before June 30, 2023.

If you would like to discuss either of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

Securities distributed by VP Distributors, LLC